UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 18, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Spark Therapeutics, Inc.

File No. 333-201318 - CF#35511

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Spark Therapeutics, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibit to a Form S-1 registration statement filed on December 30, 2014.

Based on representations by Sparks Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.9	through September 24, 2020
Exhibit 10.10	through September 24, 2020
Exhibit 10.11	through September 24, 2020
Exhibit 10.13	through September 24, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary